UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 333-256665

MOXIAN (BVI) INC

Unit 911, Tower 2, Silvercord, 30 Canton Road

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

As previously disclosed, on December 6, 2021, Moxian (BVI) Inc (the “Company”) entered into a share purchase agreement (the “SPA”) with certain investors for the planned private placements of 20,000,000 ordinary shares of the Company, at a price of $2.50 per share. Among the investors, several individuals subsequently decided not to make the investment and therefore, the Company terminated the agreements with those individuals. On February 5, 2022, the Company and the investors closed the private placements of 16,000,000 unregistered ordinary shares of the Company pursuant to the SPA. The Company completed the issuance of all the ordinary shares on February 11, 2022. The ordinary shares were issued for an aggregate purchase price of $40,000,000, at $2.50 per share.

As previously disclosed, on December 6, 2021, the Company’s wholly owned Hong Kong subsidiary, Woodland Corporation Limited, entered into an asset purchase agreement (the “APA”) with Starta Technology Services Limited, a Hong Kong company, to acquire certain bitcoin mining assets for a total purchase price of $29.8 million.

Both the private placements and bitcoin minding asset purchase, and the related agreements were approved by the shareholders of the Company at the Special Meeting of the Shareholders held on December 28, 2021.

The asset purchase closed on February 11, 2022, for an aggregate price of $29.8 million. The proceeds from the private placements were used to finance the acquisition of the bitcoin mining assets.

The Company anticipates its bitcoin mining operations will commence before the end of February 2022.

A copy of the press release regarding the closings of the private placement and the asset purchase transactions is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit	Description

99.1	Press release dated February 15, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: February 15, 2022	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title :	Chief Executive Officer